EXHIBIT 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percent Owned
Georgia Bank & Trust Company of Augusta	Georgia	100%

The Company also owns 100% of the common stock of Southeastern Bank Financial Statutory Trust I, a Connecticut statutory trust, and of Southeastern Bank Financial Trust II, a Delaware statutory trust. The outstanding preferred stock of each trust is held by holders unaffiliated with the Company.

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